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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

XO GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

983772104

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 983772104
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,336
	8	SHARED VOTING POWER 1,218,089
	9	SOLE DISPOSITIVE POWER 722,336
	10	SHARED DISPOSITIVE POWER 1,218,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 983772104
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,089,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,089,061
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 983772104
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,028
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 129,028
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,028
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 983772104
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,940,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,940,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 983772104
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,940,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,940,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 983772104
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,940,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,940,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of XO Group Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 195 Broadway, 25th Floor, New York, New York 10007.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP and Becker Drapkin, L.P. are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management.  Mr. Becker and Mr. Drapkin are also limited partners of BD Management.  BD Management is the general partner of, and investment manager for, each of the Becker Drapkin Funds and the investment manager for a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of BD Management.  The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds and the investment manager for the Managed Account.  The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate amount equal to $20,034,010 (including commissions) to purchase 1,940,425 shares of Common Stock.  Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons purchased the Common Stock based on their belief that the shares of Common Stock are undervalued and represent an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, in connection therewith, intend to discuss with the Issuer ways in which the undervaluation of the Common Stock can be rectified.  The Reporting Persons also intend to engage the Issuer in discussions regarding its assets, business, strategy, financial condition and operations and how to maximize shareholder value.  The Reporting Persons have extensive experience working constructively with publicly-traded media, retail, and consumer-oriented technology companies in which they have significant investments. Further, Mr. Becker and Mr. Drapkin have served as board members in publicly-traded companies such as Alloy, Plato Learning, Glu Mobile, Hot Topic, and Tuesday Morning.  The Reporting Persons believe these experiences as well as their position as the third largest shareholder of the Issuer will enable them to add value for the Issuer.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.   In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise.  The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

In addition, based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve on the Board; have discussions with other stockholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Articles of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,940,425 shares of Common Stock.  Based upon a total of 26,916,904 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2014 the Reporting Persons’ shares represent approximately 7.209% of the outstanding shares of Common Stock.
Becker Drapkin QP owns 1,089,061 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 4.046% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 129,028 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.479% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 722,336 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 2.684% of the outstanding shares of Common Stock.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.
As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Becker Drapkin Partners LP	3/17/2014	12,525	$9.7407
Becker Drapkin Partners LP	3/18/2014	2,857	$9.7472
Becker Drapkin Partners LP	3/19/2014	4,695	$9.9173
Becker Drapkin Partners LP	3/20/2014	3,509	$10.0092
Becker Drapkin Partners LP	3/21/2014	1,649	$10.0519
Becker Drapkin Partners LP	3/24/2014	398	$9.9857
Becker Drapkin Partners LP	3/25/2014	155	$9.9525
Becker Drapkin Partners LP	3/26/2014	3,849	$9.9522
Becker Drapkin Partners LP	3/27/2014	4,040	$10.0334
Becker Drapkin Partners LP	3/28/2014	5,501	$10.0387
Becker Drapkin Partners LP	4/01/2014	874	$10.2368
Becker Drapkin Partners LP	4/02/2014	943	$10.1991
Becker Drapkin Partners LP	4/03/2014	4,108	$10.1350
Becker Drapkin Partners LP	4/04/2014	3,164	$10.1405
Becker Drapkin Partners LP	4/07/2014	4,648	$10.2582
Becker Drapkin Partners LP	4/08/2014	6,323	$10.3033
Becker Drapkin Partners LP	4/09/2014	6,298	$10.2685
Becker Drapkin Partners LP	4/10/2014	1,295	$10.2260
Becker Drapkin Partners LP	4/11/2014	2,248	$10.2483
Becker Drapkin Partners LP	4/14/2014	2,872	$10.2566
Becker Drapkin Partners LP	4/15/2014	2,559	$10.2148
Becker Drapkin Partners LP	4/22/2014	2,389	$10.6705
Becker Drapkin Partners LP	4/23/2014	3,245	$10.6480
Becker Drapkin Partners LP	4/24/2014	2,753	$10.5719
Becker Drapkin Partners LP	4/25/2014	5,690	$10.3879
Becker Drapkin Partners LP	4/29/2014	13	$10.5100
Becker Drapkin Partners LP	4/30/2014	7,264	$10.5619
Becker Drapkin Partners LP	5/01/2014	2,271	$10.5667
Becker Drapkin Partners LP	5/02/2014	28,459	$10.6598
Becker Drapkin Partners LP	5/05/2014	485	$10.3511
Becker Drapkin Partners LP	5/06/2014	272	$10.1546
Becker Drapkin Partners LP	5/07/2014	1,374	$10.1470
Becker Drapkin Partners LP	5/07/2014	303	$10.1387
Becker Drapkin Partners QP LP	3/17/2014	103,989	$9.7407
Becker Drapkin Partners QP LP	3/18/2014	23,723	$9.7472
Becker Drapkin Partners QP LP	3/19/2014	38,983	$9.9173
Becker Drapkin Partners QP LP	3/20/2014	29,134	$10.0092
Becker Drapkin Partners QP LP	3/21/2014	13,695	$10.0519
Becker Drapkin Partners QP LP	3/24/2014	3,312	$9.9857
Becker Drapkin Partners QP LP	3/25/2014	1,289	$9.9525
Becker Drapkin Partners QP LP	3/26/2014	31,962	$9.9522
Becker Drapkin Partners QP LP	3/27/2014	33,543	$10.0334
Becker Drapkin Partners QP LP	3/28/2014	45,677	$10.0387
Becker Drapkin Partners QP LP	4/01/2014	7,412	$10.2368
Becker Drapkin Partners QP LP	4/02/2014	8,002	$10.1991
Becker Drapkin Partners QP LP	4/03/2014	34,837	$10.1350
Becker Drapkin Partners QP LP	4/04/2014	26,831	$10.1405
Becker Drapkin Partners QP LP	4/07/2014	39,411	$10.2582
Becker Drapkin Partners QP LP	4/08/2014	52,753	$10.3033
Becker Drapkin Partners QP LP	4/09/2014	53,403	$10.2685
Becker Drapkin Partners QP LP	4/10/2014	10,981	$10.2260
Becker Drapkin Partners QP LP	4/11/2014	19,063	$10.2483
Becker Drapkin Partners QP LP	4/14/2014	24,360	$10.2566
Becker Drapkin Partners QP LP	4/15/2014	21,700	$10.2148
Becker Drapkin Partners QP LP	4/22/2014	20,256	$10.6705
Becker Drapkin Partners QP LP	4/23/2014	27,522	$10.6480
Becker Drapkin Partners QP LP	4/24/2014	23,342	$10.5719
Becker Drapkin Partners QP LP	4/25/2014	48,253	$10.3879
Becker Drapkin Partners QP LP	4/29/2014	113	$10.5100
Becker Drapkin Partners QP LP	4/30/2014	61,591	$10.5619
Becker Drapkin Partners QP LP	5/01/2014	19,441	$10.5667
Becker Drapkin Partners QP LP	5/02/2014	243,618	$10.6598
Becker Drapkin Partners QP LP	5/05/2014	4,160	$10.3511
Becker Drapkin Partners QP LP	5/06/2014	2,337	$10.1546
Becker Drapkin Partners QP LP	5/07/2014	11,770	$10.1470
Becker Drapkin Partners QP LP	5/07/2014	2,598	$10.1387
Managed Account	3/17/2014	69,094	$9.7407
Managed Account	3/18/2014	15,762	$9.7472
Managed Account	3/19/2014	25,901	$9.9173
Managed Account	3/20/2014	19,357	$10.0092
Managed Account	3/21/2014	9,099	$10.0519
Managed Account	3/24/2014	2,200	$9.9857
Managed Account	3/25/2014	856	$9.9525
Managed Account	3/26/2014	21,236	$9.9522
Managed Account	3/27/2014	22,287	$10.0334
Managed Account	3/28/2014	30,349	$10.0387
Managed Account	4/01/2014	4,914	$10.2368
Managed Account	4/02/2014	5,304	$10.1991
Managed Account	4/03/2014	23,095	$10.1350
Managed Account	4/04/2014	17,788	$10.1405
Managed Account	4/07/2014	26,127	$10.2582
Managed Account	4/08/2014	35,033	$10.3033
Managed Account	4/09/2014	35,403	$10.2685
Managed Account	4/10/2014	7,279	$10.2260
Managed Account	4/11/2014	12,637	$10.2483
Managed Account	4/14/2014	16,149	$10.2566
Managed Account	4/15/2014	14,386	$10.2148
Managed Account	4/22/2014	13,428	$10.6705
Managed Account	4/23/2014	18,245	$10.6480
Managed Account	4/24/2014	15,474	$10.5719
Managed Account	4/25/2014	31,988	$10.3879
Managed Account	4/29/2014	74	$10.5100
Managed Account	4/30/2014	40,832	$10.5619
Managed Account	5/01/2014	12,876	$10.5667
Managed Account	5/02/2014	161,345	$10.6598
Managed Account	5/05/2014	2,755	$10.3511
Managed Account	5/06/2014	1,547	$10.1546
Managed Account	5/07/2014	7,795	$10.1470
Managed Account	5/07/2014	1,721	$10.1387

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 12, 2014, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 1.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated May 12, 2014, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 2	Power of Attorney dated March 16, 2013, signed by Steven R. Becker
Exhibit 3	Power of Attorney dated March 16, 2013, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 12, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of XO Group Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 12, 2014

[Signature Page Follows]

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 2

Power of Attorney

March 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Thomas X. Fritsch, Andrew S. McLelland, and Daniel A. Grossman is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Steven R. Becker
Steven R. Becker

Exhibit 3

Power of Attorney

March 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Thomas X. Fritsch, Andrew S. McLelland, and Daniel A. Grossman is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Matthew A. Drapkin
Matthew A. Drapkin